FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2012

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces First Quarter 2012 Results

Lima, Peru, April 27, 2012 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today results for the first quarter 2012. All figures have been prepared in accordance with IFRS and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer, stated:

“Net income in the first quarter reached US$207.5, 8% lower than the figure reported in 1Q11 (US$224.8 million). EBITDA from Buenaventura’s Direct Operations was US$171.1 million, 17% lower than the figure reported in 1Q11 (US$207.0 million), while EBITDA including Yanacocha and Cerro Verde increased 2%, from US$396.6 million in 1Q11 to US$403.1 million in 1Q12.

The Company reported higher operating costs and expenses in 1Q12, while sales remained flat, which led to lower than expected results.

Financial Highlights (in millions of US$, except EPS figures):

	Q12	1Q11	Var%
Total Revenues	377.0	375.7	0%
Operating Income	131.5	178.4	-26%
EBITDA
(BVN Direct Operations)†	171.1	207.0	-17%
EBITDA
(inc. Yanacocha and Cerro Verde) †	403.1	396.6	2%
Net Income	207.5	224.8	-8%
EPS*	0.82	0.88	-8%

(*) As of March 31, 2012, Buenaventura had 254,442,328 shares outstanding.

† Within this release, Buenaventura presents financial measures in accordance with Peruvian GAAP, as well as on a non-GAAP basis. EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures with Peruvian GAAP financial measures.

Buenaventura

First Quarter 2012 Results

Operating Revenue

During 1Q12, net sales were US$359.0 million, similar to the US$363.5 million reported in 1Q11. Lower base metal prices, as well as a decrease in silver, copper and zinc volume sold offset higher precious metal prices. It is important to mention that due to logistic constraints at the Callao Port and warehouses, lead-silver concentrate inventories tripled when comparing 1Q12 with 1Q11, representing a US$31 million increase at market value.

Royalty income increased 47%, from US$12.3 million reported in 1Q11 to US$18.1 million in 1Q12 due to higher revenues at Yanacocha.

Operating Highlights	1Q12	1Q11	Var%
Net Sales (in millions of US$)	359.0	363.5	-1%
Average Realized Gold Price Gold (US$/oz)*	1,721	1,393	24%
Average Realized Gold Price (US$/oz) inc. Yanacocha	1,707	1,234	38%
Average Realized Silver Price (US$/oz)*	32.20	31.78	1%
Average Realized Lead Price (US$/MT)*	2,085	2,601	-20%
Average Realized Zinc Price (US$/MT)*	2,042	2,423	-16%
Average Realized Copper Price (US$/MT)*	8,361	9,642	-13%

(*) Buenaventura’s Direct Operations

Sales Content
	1Q12	1Q11	Var
Gold (in oz)*	127,017	120,426	5%
Gold (in oz) inc. Yanacocha	280,718	243,849	15%
Silver (in oz)*	2,810,762	3,697,027	-24%
Lead (in MT)*	2,135	2,772	-23%
Zinc (in MT)*	7,943	7,888	1%
Copper (in MT)*	5,714	7,166	-20%

(*) Buenaventura Direct Operations

Buenaventura

First Quarter 2012 Results

Production and Operating Costs

Buenaventura’s equity production1 in 1Q12 was 117,852 ounces of gold, in-line with the figures reported in 1Q11. Silver production in 1Q12 was 4.0 million ounces, a 14% increase when compared to the figure reported in 1Q11 (3.5 million oz) mainly due to higher production from Uchucchacua.

Equity Production [1]
	1Q12	1Q11	Var%
Gold (oz)	117,852	116,270	1%
Gold (oz) inc. Yanacocha	277,798	242,076	15%
Silver (oz)	4,013,509	3,533,975	14%
Lead ( MT)	4,907	3,092	59%
Zinc ( MT)	7,735	2,608	197%
Copper (MT) inc. Cerro Verde	15,338	18,760	-18%

Orcopampa’s (100% owned by Buenaventura) production from the Chipmo mine in 1Q12 was 62,358 ounces, 15% lower than the 73,570 ounces reported in 1Q11 due to a lower tonnage treated and ore grade declines (See Appendix 2). The old tailings treatment produced 6,907 gold ounces (compared to 4,043 ounces in 1Q11). As a consequence, total gold production in 1Q12 was 69,265 ounces, 11% lower than the 77,614 ounces reported in 1Q11.

Cash operating cost in 1Q12 was US$463/oz, 24% higher when compared to 1Q11 (US$373/oz). This was mainly explained by:

1.	The 12% decrease in gold ounces produced due to lower ore grades
2.	A 20% increase in supply expenses: reagents (cyanide) and diesel
3.	Contractor costs increased approximately 50% due to the 27% increase in drilling (7,803m vs. 6,765m) and the 13% increase in drifting work (5,518m vs. 4,879m).
4.	These factors were partially offset by an increase in the by-product credit contribution explained by higher silver production and prices.

At Poracota, gold production in 1Q12 was 11,320 ounces, a 6% decrease when compared to 1Q11 (12,101 ounces) due to lower ore grade and a decrease in the recovery rate (See Appendix 2). Cash operating cost was US$1,257/oz, 28% higher than the figure reported in 1Q11 (US$982/oz), mainly explained by:

1.	Contractor costs increased approximately 21% due to the increase of drifting work (19% higher vs. 1Q11).
2.	A 62% increase in commercial deductions due to a temporary increase of arsenic content in the mine concentrate.

At Uchucchacua (100% owned by Buenaventura), total silver production in 1Q12 was 2.7 million ounces, a 10% increase when compared to 2.5 million ounces in 1Q11 due to higher tonnage treated, and an increase in the silver grade & recovery rate (See Appendix). Zinc production in 1Q12 was 2,439 MT, 28% higher than the figure reported in 1Q11 (1,902MT). In addition, lead production increased 11% (2,193 MT in 1Q12 vs. 1,974 MT in 1Q11).

1 Production includes 100% of Buenaventura’s operating units, 100% of CEDIMIN, 53.06% of La Zanja and 53.78% of El Brocal.

Buenaventura

First Quarter 2012 Results

Cash operating cost in 1Q12 was US$17.91/oz, a 20% increase compared to US$14.98/oz in 1Q11. This increase was primarily due to a:

1.	23% increase in contractor expenses explained by higher wages and one-time bonuses for closing negotiations with unions. Last year, the effect of this expense was reflected in 2Q11.
2.	Labor and supply expenses increased 13% and 14%, respectively.
3.	An increase in commercial terms due to higher silver refining charges, as well as lower by-product credit contribution due to lower lead and zinc prices

At Julcani (100% owned by Buenaventura), total production in 1Q12 was 631,628 ounces of silver, an increase of 4% compared to 1Q11 (606,288 ounces), mainly due to a 3% increase in tonnage treated.

Silver cash operating cost in 1Q12 was US$12.77/oz, 15% higher than 1Q11 (US$11.10/oz), mainly explained by a 13% increase in contractors costs due to higher prices and drifting work increases.

At La Zanja (53.06% owned by Buenaventura) total production in 1Q12 was 26,329 ounces of gold, a 5% increase when compared to 1Q11 (25,151 ounces). Cash operating cost in 1Q12 was US$496/oz, 43% higher than 1Q11 (US$346 /oz) due to higher labor and contractor expenses, partially offset by higher silver by-product contribution.

At Tantahuatay (40% owned by Buenaventura) Total production in 1Q12 was 27,606 ounces of gold (11,042 ounces attributable to Buenaventura). Cash operating cost in 1Q12 was US$497/oz.

During 1Q12, El Brocal (53.76% owned by Buenaventura) produced 7,607 MT of zinc and 2,279 MT of lead. Silver production decreased 2% from 443,942 ounces in 1Q12 to 453,674 ounces in 1Q11. Zinc cash cost in 1Q12 was US$1,346/MT.

Copper production in 1Q12 was 5,614 MT, 25% lower than 1Q11 (7,473 MT). Copper cash cost was US$4,984/MT, 55% higher when compared to the US$3,220/MT reported in 1Q11 due to higher contractor expenses at Marcapunta.

General and Administrative Expenses

General and administrative expenses in 1Q12 were US$29.8 million, 76% higher than the figure reported in 1Q11 (US$17.0 million) due to a higher long-term compensation provision (US$7.3 million in 1Q12 vs. zero in 1Q11) and a US$3.8 million increase in worker´s profit sharing.

Exploration Costs in Non-Operational Mining Sites

Exploration costs at non-operational mining sites, which include care and maintenance, in 1Q12 were US$19.4 million, an 83% increase compared to the US$10.6 million reported in 1Q11. Buenaventura’s main exploration efforts were focused at the Tambomayo (US$3.0 million), San Gregorio (US$2.4 million), Breapampa (US$2.0 million), Mallay (US$2.0 million) and Trapiche (US$1.5 million) projects.

Buenaventura

First Quarter 2012 Results

Operating Income

Operating income in 1Q12 was US$131.5 million, a 26% decrease compared to the US$178.4 million reported in 1Q11. This decrease was mainly due to the 15% increase in operating costs and an 81% increase in operating expenses, while revenues remained flat.

Share in Associated Companies

During 1Q12, Buenaventura’s share in associated companies was US$136.0 million, 20% higher than the US$112.9 million reported in 1Q11. Yanacocha’s contribution to these results increased 83%, from US$48.2 million in 1Q11 to US$88.2 million in 1Q12, while Cerro Verde’s contribution decreased 37% from US$71.0 million in 1Q11 to US$44.9 million in 1Q12.

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), 1Q12 gold production was 366,428 ounces of gold, 27% higher than the figure reported in 1Q11 (288,214 ounces).

Costs applicable to sales (CAS) at Yanacocha in 1Q12 were US$481/oz, 20% lower than the figure reported in 1Q11 (US$603/oz) due to lower operating costs, partially offset by higher worker´s participation.

Net income at Yanacocha in 1Q12 was US$202.0 million, a 82% increase compared to the 1Q11 figure (US$110.7 million).

Capital expenditures at Yanacocha were US$227.4 million in 1Q12.

CERRO VERDE

At Cerro Verde (19.35% owned by Buenaventura), 1Q12 copper production was 63,295 MT, a 20% decrease when compared to 1Q11 (79,463 MT).

During 1Q12, Cerro Verde reported net income of US$232.3 million, a 37% decrease when compared to US$367.7 million in 1Q11. This was mainly due to a 23% decrease in sales revenues (US$568.8 million in 1Q12 versus US$740.9 million in 1Q11).

Capital expenditures at Cerro Verde in 1Q12 totaled US$82.2 million.

CANTERAS DEL HALLAZGO (Chucapaca project)

At Canteras del Hallazgo (49% owned by Buenaventura), there was a net loss reported in 1Q12 totaling US$5.4 million due to the execution of the project’s exploration program.

Net Income

Buenaventura’s 1Q12 net income was US$207.5 million (US$0.82 per share), an 8% decrease compared to the US$224.8 million (US$0.88 per share) reported in 1Q11. This was mainly due to a 26% decline in operating income.

Buenaventura

First Quarter 2012 Results

Project Development

LA ZANJA DEVELOPMENT PROGRAM

•	Pampa Verde Project will allow the development of a new open pit, an expansion of the current leach pad and improvements in the operation’s road access. Construction began in 2Q11. As of March 31, 2012, total project expenditures were US$25.5 million (total investment is US$32.5 million). Completion is expected in 3Q12.

Progress as of March 31, 2012
San Pedro Sur Leach Pad Stage II	51.88%
San Pedro Sur Waste Rock Deposit	100%
Pampa Verde Pit	0%
Pampa Verde Top Soil Deposit	0%
Pampa Verde Waste Soil Deposit	45%
Pampa Verde Acid Water Plant	8.40%
Pampa Verde Auxiliary Access	40%
Pampa Verde Waste Rock Deposit	12%
Pampa Verde Haul Road to SPS	14%

TANTAHUATAY DEVELOPEMENT PROGRAM

•	Cienaga Norte project includes the Leach Pad’s Stage II (additional 10.5 Ha), development of the Cienaga Norte Pit and an access road between the leach pad and the open pit. Total CAPEX totals US$30 million. Project construction will begin in 3Q12, after the approval of the environmental impact assessment.

MALLAY

•	Mallay mine construction was completed in 1Q12. The project has already received the mine operating license, which allows the mine to begin production. Total CAPEX was US$60 million.

•	During the first year of operation, silver production from Mallay is expected to be approximately 900k oz of silver.

•	Currently, Mallay holds Brownfield exploration investments in the Chancas–Chiptaj area.

RIO SECO MANGANESE SULFATE PLANT

•	Buenaventura continued with the construction of the manganese sulfate plant with a total budget of US$76.0 million. As of March 31, 2012, total expenditures were US$44.5 million. The project includes an acid leaching facility, a sulfuric acid production plant and a manganese sulfate crystallization plant.

•	The leaching processing facilities are expected to be completed at the end of 2Q12. The construction of the Sulfuric Acid and the Manganese Sulfate Plant is expected to be ready in 2Q12. Construction and start-up tests at both plants are scheduled at the end of 2012.

Buenaventura

First Quarter 2012 Results

BREAPAMPA

•	As of March 31, 2012, Buenaventura’s total investment at the Breapampa Project was US$30.1 million, representing 62% of the entire budget (US$48.0 million).

•	Construction progress includes:

Progress as of March 31, 2012
Leach Pad Stage I	98%
Process Plant	97%
Dam Facilities	97%
Internal Electric System	96%
Waste Soil Deposit	71%
Top Soil Deposit	90%

•	This project should be completed by the end of 2Q12. Production will begin at the beginning of 3Q12.

•	Expected gold production in 2012 is approximately 22,000 ounces.

HUANZA HYDROELECTRICAL PLANT

•	As of March, 2012, Buenaventura’s total disbursement at the Huanza Project was US$146.4 million (which included US$14.5 million in advanced payments), representing 92% of the entire budget. US$116 million of the total amount invested was financed via a leasing agreement totaling US$119.0 million.

•	Construction progress at the Huanza Project included:

1.	Water Conduction Tunnel: 9,760 meters of excavation was 97% completed.
2.	Powerplant: civil work was 75% completed.
3.	Pallca Dam: 30.1% was completed.
4.	Electromechanical equipment is nearly complete, and will be delivered on schedule. Equipment assembly is 7% complete.

Buenaventura

First Quarter 2012 Results

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, Precious Metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Poracota*, Uchucchacua*, Antapite*, Julcani*, Recuperada*, El Brocal, La Zanja, Coimolache and CEDIMIN*).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.35% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2010 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

(1) First time adoption of International Financial Reporting Standards (“IFRS”)

As part of the first adoption of the International Financial Reporting Standards (IFRS) in Peru, as of October 14, 2010, through Resolution N°102-2010-EF/94.01.1, the Superintendence of Securities Market (“SMV”, before CONASEV), required to all legal entities under its supervision to adopt IFRS since the year 2011.

For periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Generally Accepted Accounting Principles in Peru (Peru GAAP). These consolidated financial statements, for the year ended December 31, 2011, are the first the Company has prepared in accordance with IFRS, in which the Company has applied IFRS 1 “First Time Adoption of International Financial Reporting Standard” in the opening balance as of January 1, 2010, transition date to IFRS. The IFRS 1 application implies that all the standards are apply retrospectively at the transition date, including certain mandatory exceptions and voluntary exemptions defined in the standard.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Buenaventura

First Quarter 2012 Results

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of December 31, 2011)
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical Project
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	53.78	Colquijirca and Marcapunta
Canteras del Hallazgo S.A **	49.00	Chucapaca Project
Compañía Minera Coimolache S.A **	40.09	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.35	Cerro Verde

(*)Consolidates

(**) Equity Accounting

Buenaventura

First Quarter 2012 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended March 31
	Orcopampa			Orcopampa Old Tailings
	2012	2011	%	2012	2011	%
Ore Milled MT	106,574	113,822	-6%	115,017	82,115	40%
Ore Grade gr/MT	17.25	21.26	-19%	1.920	2.06	-7%
Recovery Rate %	95.7%	95.4%	0%	79.6%	74.9%	6%
Ounces Produced	62,358	73,570	-15%	6,907	4,954	39%

	Three Months Ended March 31
	Antapite			Poracota
	2012	2011	%	2012	2011	%
Ore Milled MT	34,282	32,519	5%	52,817	54,817	-4%
Ore Grade gr/MT	4.25	8.23	-48%	7.51	8.23	-9%
Recovery Rate %	95.3%	95.6%	0%	79.8%	82.1%	-3%
Ounces Produced	4,483	8,254	-46%	11,320	12,101	-6%

	LA ZANJA			TANTAHUATAY
	1Q12	1Q11%		1Q12	1Q11%
Ounces Produced	26,329	25,151	5%	27,606	0

	SILVER PRODUCTION
	Three Months Ended March 31
	Uchucchacua			El Brocal
	2012	2011	%	2012	2011	%
Ore Milled MT	259,341	253,085	2%	802,963	576,353	39%
Ore Grade gr/MT	450.17	432.00	4%	32.80	46.29	-29%
Recovery Rate %	72.4%	71.0%	2%	57.8%	53.0%	9%
Ounces Produced	2,744,686	2,501,813	10%	443,942	453,674	-2%

	SILVER PRODUCTION
	Three Months Ended March 31
	Julcani
	2012	2011	%
Ore Milled MT	32,205	31,307	3%
Ore Grade gr/MT	654.86	645.26	1%
Recovery Rate %	93.2%	93.3%	0%
Ounces Produced	631,627	606,288	4%

	ZINC PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2012	2011	%	2012	2011	%
Ore Milled MT	235,271	253,085	-7%	331,337	-
Ore Grade %	1.50	1.33	13%	3.24	-
Recovery Rate %	57.1%	55.9%	2%	70.8%	-
MT Produced	2,439	1,902	28%	7,607	-

Buenaventura

First Quarter 2012 Results

APPENDIX 3

EBITDA RECONCILIATION (in thousand US$)

	1Q12	1Q11
Net Income	220,986	246,144
Add / Substract:	-49,856	-39,111
Provision for income tax, net	47,675	45,539
Share in associated companies by the equity method, net	-135,986	-112,919
Interest income	-2,749	-3,335
Interest expense	1,296	2,145
Loss on currency exchange difference	285	798
Depreciation and Amortization	23,404	21,503
Provision for long term officers´ compensation	7,315	0
Workers´ participation provision	8,904	7,158
EBITDA Buenaventura Direct Operations	171,130	207,033
EBITDA Yanacocha (43.65%)	158,906	84,638
EBITDA Cerro Verde (19.35%)	73,100	104,910
EBITDA Buenaventura inc Yanacocha and Cerro Verde	403,136	396,581

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Yanacocha and Cerro Verde) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) and (2) Buenaventura’s equity share of EBITDA (Cerro Verde). EBITDA (Yanacocha) and EBITDA (Cerro Verde) were similarly calculated using financial information provided to Buenaventura by Yanachocha and Cerro Verde, respectively.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) to provide further information with respect to its operating performance and the operating performance of its equity investees, Yanachoca and Cerro Verde. EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) are not a measure of financial performance under Peruvian GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) as alternatives to operating income or net income determined in accordance with Peruvian GAAP, as an indicator of Buenaventura’s, Yanacocha’s or Cerro Verde’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with Peruvian GAAP, as an indicator of cash flows or as a measure of liquidity.

Buenaventura

First Quarter 2012 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance sheet

As of March, 31 2012 and December, 31 2011

	2012	2011
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	514,092	470,847
Financial asset at fair value through profit and loss	55,451	62,299
Trade accounts receivable, net	129,550	172,569
Other accounts receivable	46,142	48,521
Accounts receivable from related parties	35,606	47,425
Hedge derivative financial instruments	-	1,283
Embedded derivatives for concentrates sales	728
Inventory, net	165,105	149,108
Prepaid expenses	11,566	16,234
Total current assets	958,240	968,286

Other accounts receivable	6,839	5,570
Accounts receivable from related parties	46,807	32,262
Inventory	49,561	48,845
Prepaid expenses	88
Investment in associates	2,071,288	1,935,004
Mining concessions, development cost and property, plant and equipment, net	879,695	830,997
Deferred income tax asset	112,251	125,538
Other assets	6,365	7,047
Total assets	4,131,134	3,953,549

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	133,391	142,375
Income tax payable	33,720	36,423
Dividend	118,529	1,052
Other liabilities	72,080	40,098
Provisions	52,523	91,287
Accounts payable from related parties	1,102	883
Embedded derivatives for concentrates sales		7,306
Hedge derivative financial instruments	1,679	-
Financial obligations	542	1,042
Total current liabilities	413,566	320,466

Other long-term liabilities	84,911	86,528
Accounts payable from related parties	936	1,004
Financial obligations	115,667	105,072
Total liabilities	615,080	513,070

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000 in the year 2011 y 2010	750,540	750,540
Investments shares, net of treasury shares of US$142,000 in the year 2011 y 2010	2,019	2,019
Additional paid-in capital	225,978	225,978
Legal reserve	162,639	162,639
Other reserves	269	269
Retained earnings	2,140,461	2,034,768
Cumulative unrealized, loss	1,287	2,068
	3,283,193	3,178,281
Minority interest	232,861	262,198
Total shareholders’ equity, net	3,516,054	3,440,479

Total liabilities and shareholders’ equity, net	4,131,134	3,953,549

Buenaventura

First Quarter 2012 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of income

For the three month period ended March 31, 2012 and March 31, 2011

	For the three month period ended March, 31
	2012	2011
	US$(000)	US$(000)
Operating income
Net sales	358,981	363,480
Royalty income	18,057	12,267
Total income	377,038	375,747

Operating costs
Cost of sales, excluding depreciation and amortization	(133,341)	(111,508)
Exploration in units in operation	(28,669)	(22,259)
Depreciation and amortization	(23,404)	(21,503)
Royalties	(9,878)	(14,323)
Total operating costs	(195,292)	(169,593)
Gross income	181,746	206,154

Operating expenses
Administrative expenses	(29,818)	(16,982)
Exploration in non-operating areas	(19,427)	(10,604)
Sales expenses	(2,773)	(2,205)
Other, net	1,779	2,009
Total operating expenses	(50,239)	(27,782)

Operating income	131,507	178,372

Other income (expenses), net
Share in associates companies by the equity method, net	135,986	112,919
Interest incomes	2,749	3,335
Interest expenses	(1,296)	(2,145)
Loss (income) from currency exchange difference, net	(285)	(798)
Total other income, net	137,154	113,311

Income before income tax and minority interest	268,661	291,683

Provision for income tax	(47,675)	(45,539)

Net income	220,986	246,144

Net income attributable to minority interest	(13,514)	(21,374)

Net income attributable to Buenaventura	207,472	224,770

Basic and diluted earnings per share attributable to Buenaventura, stated in U.S. dollars	0.82	0.88

Buenaventura

First Quarter 2012 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of cash flows

For the three month period ended March 31, 2012 and March 31, 2011

	For the three month period ended March, 31
	2012	2011
	US$(000)	US$(000)
Operating activities
Proceeds from sales	393,773	396,795
Dividends received	2,406	-
Royalties received	14,408	14,150
Value Added Tax recovered	8,772	4,035
Interest received	2,045	2,480
Payments to suppliers and third parties	(155,218)	(186,257)
Payments to employees	(98,796)	(58,454)
Income tax paid	(21,476)	(30,232)
Payment of royalties	(9,683)	(15,573)
Payments of interest	(242)	(576)

Net cash and cash equivalents provided by operating activities	135,989	126,368

Investment activities
Additions to mining concessions, develpment activities, property, plant and equipment	(76,471)	(43,134)
Payments for purchase of investments shares	(4,742)	(9,079)
Decrease in time deposits	7,596	14,833

Net cash and cash equivalents used in invesment activities	(73,617)	(37,380)

Financing activities
Increase in financial obligations	10,095	11,387
Dividens paid to minority shareholders of subsidiary	(29,222)	(23,118)

Net cash and cash equivalents used in financing activities	(19,127)	(11,731)

(Decrease) increase in cash and cash equivalents during the period, net	43,245	77,257
Cash and cash equivalents at beginning of period	470,847	582,861

Cash and cash equivalents at period-end	514,092	660,118

Buenaventura

First Quarter 2012 Results

	For the three month period ended March, 31
	2012	2011
	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities

Net income attributable to Buenaventura	207,472	224,770
Add (less)
Depreciation and amortization	23,404	21,503
Deferred income tax	14,313	17,531
Net income attributable to minority interest	13,514	21,374
Adjustment to present value of mining-units closure provision	1,054	1,568
Increase (decrease) of allowance for impairment of inventories	902	(1,783)
Loss (gain) on currency exchange differences	285	798
Share in associates companies by the equity method, net of dividends received in cash	(133,580)	(112,919)
Provisions	(40,381)	(55,932)
Provision for estimated fair value of embedded derivatives related of concentrates sales and adjustments on open liquidations	(19,349)	(6,957)

Net changes in operating assets and liabilities accounts

Decrease (increase) of operating assets
Trade accounts receivable	43,019	39,995
Other accounts receivable	(16,985)	(21,774)
Accounts receivable from related parties	(2,726)	8,156
Inventory	(16,713)	(26,828)
Prepaid expenses	15,323	(875)

Increase (decrease) of operating liabilities
Trade accounts payable	(8,984)	(17,090)
Income tax payable	(2,703)	(1,227)
Other liabilities	58,124	36,058

Net cash and cash equivalents provided by operating activities	135,989	126,368

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: April 27, 2012